UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about mothballed fields in the Campos Basin

—

Rio de Janeiro, April 17, 2024 – Petróleo Brasileiro S.A. – Petrobras informs that its Executive Board, at a meeting held today, approved the sale of its entire stake in the Cherne and Bagre fields, located in shallow waters in the Campos Basin, to Perenco Petróleo e Gás do Brasil Ltda (Perenco). Production from the two fields was interrupted in March 2020 and the respective platforms have been mothballed ever since.

The amount to be received by Petrobras from the transaction is US$ 10 million, of which US$ 1 million shall be paid on the date the contract is signed for the assignment of the assets and the remainder at the closing of the transaction, subject to the adjustments provided for in the contract.

The transfer of these fields to Perenco offers the prospect of production being resumed by the new operator, making it a more advantageous alternative for Petrobras compared to the option of decommissioning the facilities and relinquishment of the concessions to the ANP. At the same time, this transaction will allow Petrobras to direct its investments in the E&P segment towards assets that are more in line with the company's strategy, which involves, among other factors, the increasing decarbonization of operations.

There will be no loss or transfer of any Petrobras employees as a result of the transfer of the assets, since the majority of individuals associated to the assets have already been relocated to other company activities. The workforce required to maintain the mothballed assets until closing, will be subsequently integrated into other Petrobras operations after the asset transfer is completed.

This disclosure is in accordance with Petrobras' internal rules and applicable legislation.

The signing of the contracts for the assignment and the subsequent stages will be disclosed to the market in due course.

About Cherne and Bagre fields

The Cherne and Bagre fields were acquired through the National Petroleum, Natural Gas and Biofuels Agency's (ANP) Zero Bid Round. The fields are located in the Campos Basin, 73 km off the coast of the state of Rio de Janeiro, in water depths ranging from 108 to 150 m. Until production ceased in March 2020, the Cherne and Bagre fields produced through the PCH-1 and PCH-2 platforms, which are currently mothballing. In May 2022, the process for returning the Cherne and Bagre concessions was initiated with the ANP, and Petrobras began planning for the decommissioning of the production facilities associated with these fields.

About Perenco

Perenco Petróleo e Gás do Brasil Ltda is a subsidiary of Perenco S.A., one of the largest independent oil and gas companies, with operations in 14 countries. In Brazil, Perenco has been operating the Carapeba, Pargo and Vermelho fields, located in shallow waters in the Campos Basin, since 2019.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer